UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

W.R. GRACE & CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38388F108

(CUSIP Number)

David S. Winter

David J. Millstone

40 North Management LLC

9 West 57th Street, 47th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

September 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Latitude Fund LP, a Delaware limited partnership, 40 North GP III LLC, a Delaware limited liability company, 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability, David S. Winter, an American citizen, and David J. Millstone, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of W.R. Grace & Co., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master” and together with 40 North Management, 40 North Latitude Feeder, and 40 North GP III, collectively, the “40 North Parties”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (all of the foregoing, collectively, the “Reporting Persons”).

This statement constitutes an exit filing of each of the Reporting Persons with respect to Shares previously reported as held by 40 North Latitude Master.

The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets. The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares. David S. Winter and David J. Millstone serve as the sole members and principals of each of 40 North Management and 40 North GP III, and as the sole directors of 40 North Latitude Master. The principal business address of all of the Reporting Persons, is 9 West 57th Street, 47th Floor, New York, New York 10019. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the 13D is hereby amended and restated as follows:

As described in Item 4 below, as a result of the consummation of the Merger (as defined below), the Reporting Persons ceased to beneficially own any Shares.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On September 22, 2021 (the “Effective Time”), pursuant to the terms of the Agreement and Plan of Merger, dated as of April 26, 2021, among the Issuer, W. R. Grace Holdings LLC (fka Gibraltar Acquisition Holdings LLC and an indirect subsidiary of Standard Industries Holdings Inc.) (“W. R. Grace Holdings”), and Gibraltar Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of W. R. Grace Holdings (“Merger Agreement”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a direct wholly owned subsidiary of W. R. Grace Holdings. Standard Industries Holdings Inc. is a related business of the 40 North Parties.

At the Effective Time, pursuant to the terms of the Merger Agreement, each Share beneficially owned by the Reporting Persons was converted into the right to receive $70.00 in cash (without interest).

As a result of the consummation of the transactions contemplated by the Merger Agreement, as of the Effective Time, the Reporting Persons no longer beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)  – (b) Effective September 22, 2021, pursuant to the Merger Agreement, each Share beneficially owned by the Reporting Persons was converted into the right to receive $70.00 in cash (without interest). Accordingly, the Reporting Persons no longer beneficially own any Shares.

(c)  Except as disclosed in this Item 5, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Not applicable.

(e) On September 22, 2021, the transactions contemplated by the Merger Agreement were consummated and resulted in the Reporting Persons ceasing to beneficially own Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 4 and 5 of this Amendment No. 13 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among 40 North Management, 40 North GP III, 40 North Latitude Feeder, 40 North Latitude Master, David S. Winter and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2021	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: September 22, 2021	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: September 22, 2021	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: September 22, 2021	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: September 22, 2021	DAVID S. WINTER

By:
/s/ David S. Winter

Date: September 22, 2021	DAVID J. MILLSTONE

By:
/s/ David J. Millstone